March 2, 2021

Division of Corporate Finance

Office of Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re: Standard Premium Finance Holdings, Inc.

       Form 10

       Filed January 19, 2021

       File No. 000-56243

Greetings:

Standard Premium Finance Holdings, Inc. (the “Company”) has filed Amendment No. 1 to its original Registration Statement on Form 10 in response to the Comment Letter, dated February 12, 2021, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10 that was filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2021. Where appropriate, disclosure has been added by the Company to this Amendment No. 1 that responds to the Staff’s comments provided in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type followed by the Company’s response.

Form 10, filed January 19, 2021 Business, page 1

1.

Please briefly explain here what an unearned premium is as it relates to the insurance you help finance.

We have expanded our discussion of unearned premium in the second paragraph of the Overview in the Business section. The Company had originally included a definition of unearned premium here. Now, we have added language to clarify our right to cancel and receipt of the unearned premium.

2.

Please expand the discussion of your loan referral base to explain any contractual relationship you have with the insurance agents and brokers who recommend you to their clients. If there is no contractual relationship, briefly state that in the disclosure.

We have added additional disclosures to the final paragraph of the Our Loan Referral Base in the Business section. These disclosures disclose that there is no contractual relationship requiring our referral base to recommend our services to their clients and explains that there is contractual responsibility with the referral base with regard to the premium loans we make to their clients.

3.

Please expand your discussion of competition to provide greater detail about the specific markets that you serve. We note that you specialize in middle market loans and provide services to a specific segment of the market in specific geographic areas; please expand your description of the competitive conditions within those parts of the market in addition to the national market.

We have added a new heading in the Business section titled Our Customers that includes additional details on the customers we serve. Within this section, we examine the markets we serve from different perspectives, including geographic, size, and coverage type information.

In the Business – Competition section, we expanded our discussion of our different competitors: Local, Regional, and National premium finance companies. We also state that our industry is intensely competitive.

We reconsidered the term “middle market” to be too vague. “Middle market” could be interpreted different ways by different users of our filing. We have removed all use of the term “middle market” from the document. Instead, we reference small- to medium-sized businesses as our customer base.

4.

We note your disclosure here that your business involves financing insurance premiums for customers as a convenient way for your customers to buy insurance. Please briefly explain here if the type of insurance you help finance can only be bought on an annual basis, rather than the customer paying periodic payments to the insurer, or why the insured purchases it on a yearly basis with a lump sum payment, or advise.

We have added a new heading in the Business section titled Our Customers that includes additional details on the customers we serve. Within this section, we discuss the varying lengths of policies we finance, which are all one year or less. We further explain the value we provide to our customers who cannot feasibly prepay their entire premium to their insurance companies and require premium financing. We also indicate that the types of policies we finance generally do not offer payment plans.

5.

Please quantify what you mean by "middle market loans" and explain what percentage of the overall market these loans represent.

We reconsidered the term “middle market” to be too vague. “Middle Market” could be interpreted different ways by different users of our filing. We have removed all use of the term “middle market” from the document. Instead, we reference small- to medium-sized businesses as our customer base. Further, we expanded our discussion on the markets we serve in the new Our Customers and updated Competition sections.

6.

We note your disclosure on page 8 that you see a consolidation opportunity. Please describe any material plans that you currently have to execute a consolidation of the company, together with the expected costs and timetable, or clarify that you have no current plans for a consolidation.

We now indicate in the two paragraphs in the Growth Strategy part of the Business section to clearly state at the end of each section that “there are no current agreements or negotiations related to our potential growth strategy.”

Credit Quality Information, page 4

7.

We note your disclosure of “pass” loan collateral in excess of receivable value. Please revise your filing to clearly disclose what these amounts represent. Specifically, it’s unclear whether this disclosure represents only the total of individual finance receivables where the loan collateral exceeds the outstanding balance as of these periods or whether this amount represents the net amount of the collateral position for your entire portfolio. Disclose whether you have any “pass” rated loans where the collateral value is less than the outstanding balance of receivables.

We have added information to the Credit Quality Information section in the Business disclosures. In the Credit Quality Information section, we rearranged the introduction to the “Pass” and “Special Mention” table for clarity. In this introduction, we also added sentence that explains that we may underwrite an undercollateralized loan to stay competitive in the markets we serve. Further, we added specific definitions of “Pass loan collateral in excess of receivable value” and “Special mention receivable in excess of collateral value” before the data table is presented. Our added definition of “pass loan collateral in excess of receivable value” explains that a “pass” loan by definition would always have excess collateral.

8.

Please revise your filing to define non-performing loans as we note outstanding balances totaling $799 thousand and $695 thousand as of September 30, 2020 and December 31, 2019, respectively.

We have updated the Credit Quality Information section in the Business section to include a specific definition of “Non-performing loans without a specific reserve” and “Performing loans evaluated collectively.”

9.

Please revise your filing to disclose your cancellation policies as we note disclosure on page 5 that you cancel contracts at the earliest appropriate date and disclosure on page F-8 that you adhere to statutory cancellation policies.

For clarity, we have changed the use of the word “appropriate” to the “earliest permissible date” under state regulations in the Credit Quality Information section of the Business disclosures. Furthermore, we have added a similar disclosure in the Financial Statement Footnotes for consistency.

Revenue Recognition, page 5

10.

We note your disclosure that late charges are recognized as income when charged in addition to your late charge minimum fees disclosed in the table on page 7. Please revise your filing to disclose your policies for charging late fees. Specifically, disclose how and when you charge late fees, whether there are any maximum fees, and any additional information necessary for an understanding of your late fee charges.

We have expanded our disclosures related to late charges in the Revenue Recognition section of the Business section to disclose that we charge late fees at the earliest permissible date in accordance with applicable state regulations and at the maximum permissible amount in accordance with applicable state regulation.

Risk Factors, page 8

11.

Please revise the first risk factor to explain whether the company's primary line of credit  has been extended past the February 5, 2021 maturity date. If the line of credit has not been extended, please explain what plans, if any, the company has to replace it. Please also file the agreement with the new lender of the $35,000,000 line of credit or advise.

We signed the new credit facility with First Horizon Bank on February 3, 2021 and the prior line of credit was paid and terminated on that date. The Company has revised the risk factor to respond to this comment and the new credit facility. Further, we updated disclosures in the Business section under Line of Credit and the MD&A under Liquidity and Capital Resources to disclose the new credit facility.

12.

Please revise the risk factor on page 12 to describe the material operational challenges that management and the Board of Directors are monitoring and evaluating in connection with the COVID-19 pandemic, including addressing if you have experienced a higher default rate, so that investors may assess the risk. We note your disclosure on page 16 that the company has experienced an increase in new loan financings due to the pandemic. If you expect to experience a material decrease in such financings once the outbreak is under control, please explain the material risks to the company, if any, related to a decrease in loan activity.

We have updated our COVID risk factor to address operational challenges related to the pandemic. To clarify here, we did not experience a higher default rate due to the COVID pandemic. At the beginning of the pandemic, our pre-established technological infrastructure allowed us to keep operating efficiently, which gave us a short-lived competitive advantage. Our growth throughout 2020 was mainly driven by increased marketing efforts leading to organic growth in spite of the pandemic. As such, we would not expect any material decrease due to the end of the pandemic. We have amended the language in the MD&A Results of Operations – Revenue to clarify this misunderstanding in response to this comment.

Management's Discussion of Financial Condition and Results of Operations, page 14

13.

Please revise to explain the term "rule of 78" and how it affects your business.

The Company has expanded its discussion in the fourth paragraph of the MD&A Overview section to further explain the rule of 78 and how it affects our business.

14.

We note your disclosure that you rely on a diversified set of funding sources for the loans that you make to your customers. Please revise to briefly include disclosure here of all material sources of such funds.

We have added a paragraph in the MD&A Overview section specifically delineating our sources of funds and the portion they represent in our capital structure.

15.

We note that the company entered into a Paycheck Protection Program loan under the CARES Act. Briefly describe how the proceeds of that loan were applied to your business  and how you expect to repay the loan when it comes due, or advise.

We have added a paragraph to our MD&A Liquidity and Capital Resources section to discuss the PPP loan and potential forgiveness.

Critical Accounting Policies and Estimates

Allowance for Premium Finance Contract Receivable Losses, page 21

16.

We note your disclosure that the collectability of outstanding and cancelled contracts is generally secured by collateral in the form of unearned premiums of the underlying policies and accordingly historical losses tend to be relatively small. We also note significant current year provisions and direct write-downs on pages F-10 and F-29. Please revise your filing to disclose a balanced discussion of the underlying credit risk associated with your insurance premium finance contracts and also how you determined no allowance for doubtful accounts was required on your insurance premium finance contracts outstanding for all periods presented.

To clarify, we do maintain an allowance for doubtful accounts for all periods presented. Please reference Footnote 3 to our Financial Statements for information on our allowance balances.

However, we have updated our discussion in MD&A Critical Accounting Policies and Estimates to discuss how we may experience credit losses. Here, we further disclose that, in management’s opinion, the Company maintains proper allowances for all periods presented.

Director and Executive Officer Biographies, page 24

17.

Please revise to briefly clarify and describe the business experience during the past five years of each executive officer and director. In addition, for each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. Refer to Item 401(e)(1) of Regulation S-K.

Officer and Director Bios have all been updated to provide continuity for their historical experience, while clearly explaining their last five years of experience. We have also disclosed that Mr. Koppelmann and Ms. Ruiz are brother and sister in their respective biographies. Further, we included how the experience of each director is expected to assist the Board in its oversight and management of the Company.

Executive Compensation , page 28

18.

Please revise this section to update the compensation disclosure for the fiscal year ended December 30, 2020. We note for instance footnotes 3 and 4. Refer to Item 6 of Form 10, and Item 401(n) of Regulation S-K. Please provide conforming disclosure for Director Compensation.

We note that you likely were referencing Item 402(n) of Regulation S-K in the above Comment. We have updated our disclosures in our Summary Compensation Table and Director Compensation section to address this comment and maintain conforming disclosure. Further, please note that the options and warrants were awarded during the period covered by the September 30, 2020 financial statements. The disclosures in the Executive Compensation section related to the options and warrants will not change in the full fiscal year.

Preferred Stock, page 32

19.

Please include risk factor disclosure regarding the protective provisions of the Series A Preferred Stock discussed here and how those provisions may affect holders of common stock. Please also address the conversion rights of the corporation regarding the preferred stock and how that might affect holders of common stock.

We have added two additional risk factors related to the Series A Preferred Stock to address this comment.

Note 2. Summary of Significant Accounting Policies Concentration of Credit and Financial Instrument Risk, page F-8

20.

Please revise your filing to reconcile the insured and uninsured cash balances in your footnotes disclosures on pages F-8 and F-26 to those the cash balances reporting in your Consolidated Balance Sheets.

We have added tables in our footnote disclosures for Concentration of Credit and Financial Instrument Risk to reconcile between uninsured balances and cash on the balance sheets for all periods presented.

Note 3. Premium Finance Contracts, Related Receivable and Allowance for Doubtful Accounts,          page F-10

21.

Please revise your filing to clearly distinguish between insurance premium finance contracts cancelled balances from amounts due from agents. It would appear that once a contract is cancelled, all amounts due under the contract would be collected from the insurance companies.

We have revised Footnote 3 in all periods presented to specifically define and clarify agent receivables and cancelled receivables as separate receivables from different parties.

22.

Please tell us and revise your filing to explain the differences between the current year provision amounts recorded in your allowance for doubtful accounts rollforwards on pages F-10 and F-29 to those amounts included in the bad debt expense line items of your statements of operations on pages F-4 and F-21, respectively.

We have updated Footnote 3 in all periods presented to reconcile between the amount of the allowance in the footnote (which includes contra-revenue amounts) with the bad debt expense per the statement of operations.

23.

We note your disclosure on page F-25 that the collectability of outstanding and cancelled contracts is generally secured by collateral in the form of the unearned premiums on the underlying policies. Please revise to clearly disclose the amounts of unearned premiums on outstanding and cancelled contracts as of each period end presented.

We have added a disclosure in Footnote 2 Premium Finance Contracts and Related Receivable for all periods presented to disclose the amount of unearned premium on outstanding and cancelled contracts.

General

24.

Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

We hope that Amendment No. 1 will resolve your comments. If so, the Company will be filing a Form 10-K for the year ended December 31, 2020 within the required filing period.

Additional Disclosures in Amendment 1

•

The fact that Mr. Koppelmann and Ms. Ruiz are brother and sister has been included in their business history biographies.

•

In the discussion of Line of Credit in the Business section, we have replaced the Woodforest line of credit with a new line of credit with First Horizon Bank on February 3, 2021. The Woodforest line of credit was repaid and terminated. Therefore, we have updated disclosures discussing the terms of the First Horizon letter of credit and have filed the new Loan Agreement as Exhibit 10.9 with Amendment No. 1.

•

Exhibit 10.5 as originally filed was a prior unsigned draft. The executed agreement is corrected and filed as Exhibit 10.5 with Amendment No. 1.

If you have comments or questions regarding Amendment No. 1 and the related documents, please call our Vice President of Accounting, Brian Krogol, at 305-938-0327 or our legal counsel, Joel Bernstein, at 305-409-4500.

Sincerely,

Standard Premium Finance Holdings, Inc.